May 12, 2010
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 4631

Re:	RSC Equipment Rental, Inc. Registration Statement on Form S-4 Filed March 26, 2010 File No. 333-165746
Dear Ms. Long:
          This letter sets forth the responses of RSC Equipment Rental, Inc. (“RSC”) and RSC Holdings III, LLC (“Holdings” and, together with RSC the “Company”) to the comments contained in your letter, dated April 21, 2010, relating to the Registration Statement on Form S-4 (the “Registration Statement”) of RSC and Holdings filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
          The Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Enclosed with the paper copy of this letter are two copies of a blacklined version of Amendment No. 1, marked to show all changes from the Registration Statement filed with the Commission on March 26, 2010. Page references in the responses below are to the blacklined version of Amendment No. 1.
General
1.	We note that you are registering the offer of up to $200,000,000 outstanding 10 1/4% senior notes due 2019 in exchange for the same amount of currently outstanding senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter on behalf of both registrants stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained the Morgan Stanley and Shearman & Sterling no-action letters.
          In response to the Staff’s comment, the Company is providing the Staff with a supplemental letter on behalf of both registrants stating that the registrants are registering the exchange offer in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman Sterling (July 2, 1993) and Morgan Stanley Co. Incorporated (June 5, 1991) no-action letters. The supplemental letter includes the supplemental representations contained in the Shearman Sterling and Morgan Stanley Co. Incorporated no-action letters.
2.	We note your attempt to incorporate by reference information contained in documents and other filings into your prospectus (e.g., on pages i, iv, v, 110, and 111). However, it does not appear that you satisfy the transaction requirements of Form S-3 in order to incorporate certain information by reference into your Form S-4. Therefore, please revise your disclosure throughout your prospectus accordingly or provide us a detailed analysis supporting your view that you satisfy the Form S-3 eligibility requirements.
          The Company acknowledges the Staff’s comment and, as discussed with the Staff, has included in the prospectus: (i) as Annex A to the prospectus, a copy of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on February 16, 2010, as amended by a Form 10-K/A filed with the SEC on February 18, 2010 and (ii) as Annex B to the prospectus, a copy of the Company’s Quarterly Report on Form 10-Q for the three month period ended March 31, 2010 filed with the SEC on April 23, 2010.
Prospectus Cover Page
3.	Please disclose the following on the cover page:
•	Broker-dealers who receive new notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new notes; and

•	Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.
          In response to the Staff’s comment, the Company has revised the cover page of the prospectus to include the following language:

•	“Broker-dealers who receive new notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such new notes.”

•	“Broker-dealers who acquired the old notes as a result of market-making or other trading activities may use this prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new notes.”
4.	On the inside front cover page, please provide all of the information required by subparts (1) and (2) of Item 2 of Form S-4.
          In response to the Staff’s comment, the Company has revised the inside front cover page of the prospectus to include all of the disclosure required by subpart (1) of Item 2 of Form S-4. With respect to the Staff’s comment regarding subpart (2) of Item 2 of Form S-4, the Company acknowledges the Staff’s comment and respectfully advises the Staff that information required by subpart (2) of Item 2 of Form S-4 is included on pages i and ii of the Registration Statement.
Table of Contents, page i
5.	Please delete the last sentence of the penultimate paragraph on page i, as note holders are entitled to rely solely on the disclosure in the prospectus.
          In response to the Staff’s comment, the Company has revised the disclosure on page i to delete the following sentence: “For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.”
6.	Please note that the address of the SEC is 100 F St. NE, Washington, DC 20549. Please revise the paragraph atop page iii accordingly.
          In response to the Staff’s comment, the Company has updated the address of the SEC on page i to reflect 100 F St. NE, Washington, DC 20549.
Market and Industry Data, page v
7.	Please remove the penultimate sentence in this section. In this regard, we note that investors are entitled to rely upon the information included in the prospectus and you may not disclaim your responsibility for the information included in the prospectus.
          In response to the Staff’s comment, the Company has revised the disclosure on page iv to delete the following sentence: “Although we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information.”
8.	Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.
          In response to the Staff’s comment, the Company confirms that all market and industry data represents information that is generally available to the public and was not prepared for the Company for a fee.
Summary, page 1
9.	To the extent applicable, please also revise your summary to address the following comments.
          To the extent applicable, the Company has revised the summary in accordance with the Staff’s comment.
Risk Factors, page 12
10.	We note the qualification in the introductory paragraph indicating that your risk factors section is not complete. Please revise your risk factors section to disclose all known material risks.
          The Company acknowledges the Staff’s comment and has revised the risk factor introductory paragraph to confirm that the Company has disclosed all known material risks related to the exchange notes and affecting the exchange offer.
The Exchange Offer, page 31
11.	Please remove the qualification in the second sentence of the introductory paragraph, as note holders are entitled to rely solely on the disclosure in the prospectus.
          In response to the Staff’s comment, the Company has revised the disclosure on page 31 to delete the following sentence: “It does not contain all of the information that may be important to an investor in the notes.”

Terms of the Exchange Offer, page 31
General, page 31
12.	As currently represented, the offer could be open less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement of the exchange offer. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm to us supplementally that the offer will be open at least through midnight on the twentieth business day. See Rule 14d- 1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
          The Company acknowledges the Staff’s comment and supplementally confirms that (i) the offer will be open at least through midnight on the twentieth business day and (ii) the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Expiration Date; Extensions; Amendments; Termination, page 32
13.	Please confirm in your prospectus that any notice of extension will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).
          In response to the Staff’s comment, the Company has revised the disclosure on page 33 to confirm that any notice to extend the exchange offer will include the number of securities tendered as of the date of such notice as required by Rule 14e-1(d) under the Exchange Act.
14.	We note your reservation of the right to amend the terms of the offer. Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.
          In response to the Staff’s comment, the Company has revised the disclosure on page 33 to indicate that, in the event of a material change in the offer, including the waiver of a material condition, the Company will extend the exchange offer if necessary so that at least five business days remain in the offer following notice of the material change.

15.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).
          The Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure included on page 33 provides that the Company will notify registered holders of outstanding notes by means of a press release or other public announcement as required by Rule 14e-1(d) under the Exchange Act.
Acceptance of Old Notes for Exchange; Delivery of New Notes, page 35
16.	Please revise your disclosure to state that you will issue the new notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).
          In response to the Staff’s comment, the Company has revised the disclosure on page 35 to state that the Company will issue the new notes or return the old notes promptly after expiration rather than after acceptance.
17.	We note your disclosure indicating that you will return any old notes not accepted for exchange “as promptly as practicable” after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure accordingly. Please also revise page 12 of the transmittal letter to comply with this comment.
          In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1 and page 12 of the transmittal letter to replace “as soon as practicable” with “promptly” in reference to the issuance and delivery of exchange notes or return of original notes upon expiration or termination of the offer, as the case may be.
Item 22. Undertakings, page II-6
18.	Please remove as inapplicable the undertakings set forth in paragraphs (6) and (7) on page II-7.
          In response to the Staff’s comment, the Company has deleted the undertakings set forth in paragraphs (6) and (7) on page II-7, as they are inapplicable.
Exhibit 5.1
19.	Please have counsel revise its opinion to delete subparts (c) and (d) from the last paragraph on page two of its opinion.

          Subparts (c) and (d) of the first sentence of the paragraph cited by the Staff have been deleted.
Exhibit 5.3
20.	Please have counsel revise its opinion to address the following:
•	Delete the third sentence of the first non-lettered paragraph on page two.
The sentence has been deleted in response to the Staff’s comment.
•	Delete subparts (v), (vi), (vii), (viii), (ix), (x) and (xii) of the paragraph that begins on the bottom of page two.
Subparts (v), (vi), (vii), (viii), (x) and (xii) have been deleted in response to the Staff’s comment. Clause (b) of subpart (ix) has also been deleted in response to the Staff’s comment.
•	Delete the last sentence of the first full paragraph on page three.
The sentence has been deleted in response to the Staff’s comment.
•	Delete the last sentence of the opinion.
The last paragraph has been revised in response to the Staff’s comment.
Exhibit 99.1 — Form of Letter of Transmittal
21.	Please delete the language in the letter of transmittal requiring the holder to acknowledge that it has “reviewed” the prospectus.
          In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the letter of transmittal to delete the language requiring the holder to acknowledge that it has reviewed the prospectus.
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          If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Jack N.E. Pitts, Jr. at (212) 909-6609.

Sincerely,
/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq. RSC Equipment Rental, Inc.